UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Environmental Solutions Worldwide, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

29 408 K

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 13, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29 408 K

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Black Family 1997 Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 5,852,381 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 5,852,381 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,852,381 shares of Common Stock (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 8.1%

14.	Type of Reporting Person (See Instructions) OO

(1) Includes 5,852,381 shares of Common Stock directly beneficially owned by the Black Family 1997 Trust (the “1997 Trust”).  Does not include: (x) 1,388,095 shares of Common Stock directly beneficially owned by Leon D. Black, (y) 851,470 shares of Common Stock in each case directly beneficially owned by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, (C) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, and (D) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, and (z) 1,088,095 shares of Common Stock directly beneficially owned by John J. Hannan.  The 1997 Trust expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

CUSIP No. 29 408 K

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Leon D. Black Trust UAD 11/30/92 FBO Alexander Black

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 851,470 shares of Common Stock

	8.	Shared Voting Power

	9.	Sole Dispositive Power 851,470 shares of Common Stock

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 851,470 shares of Common Stock (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.2%

14.	Type of Reporting Person (See Instructions) OO

(1) Includes 851,470 shares of Common Stock directly beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black (the “Alexander Trust”).  Does not include: (i) 1,388,095 shares of Common Stock directly beneficially owned by Leon D. Black, (ii) 851,470 shares of Common Stock in each case directly beneficially owned by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, and (C) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, (iii) 5,852,381 shares of Common Stock directly beneficially owned by the Black Family 1997 Trust, and (iv) 1,088,095 shares of Common Stock directly beneficially owned by John J. Hannan.  The Alexander Trust expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

CUSIP No. 29 408 K

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 851,470 shares of Common Stock

	8.	Shared Voting Power

	9.	Sole Dispositive Power 851,470 shares of Common Stock

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 851,470 shares of Common Stock (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.2%

14.	Type of Reporting Person (See Instructions) OO

(1) Includes 851,470 shares of Common Stock directly beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black (the “Benjamin Trust”).  Does not include: (i) 1,388,095 shares of Common Stock directly beneficially owned by Leon D. Black, (ii) 851,470 shares of Common Stock in each case directly beneficially owned by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, and (C) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, (iii) 5,852,381 shares of Common Stock directly beneficially owned by the Black Family 1997 Trust, and (iv) 1,088,095 shares of Common Stock directly beneficially owned by John J. Hannan.  The Benjamin Trust expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

CUSIP No. 29 408 K

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Leon D. Black Trust UAD 11/30/92 FBO Joshua Black

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 851,470 shares of Common Stock

	8.	Shared Voting Power

	9.	Sole Dispositive Power 851,470 shares of Common Stock

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 851,470 shares of Common Stock (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.2%

14.	Type of Reporting Person (See Instructions) OO

(1) Includes 851,470 shares of Common Stock directly beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black (the “Joshua Trust”).  Does not include: (i) 1,388,095 shares of Common Stock directly beneficially owned by Leon D. Black, (ii) 851,470 shares of Common Stock in each case directly beneficially owned by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, and (C) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, (iii) 5,852,381 shares of Common Stock directly beneficially owned by the Black Family 1997 Trust, and (iv) 1,088,095 shares of Common Stock directly beneficially owned by John J. Hannan.  The Joshua Trust expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

CUSIP No. 29 408 K

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Leon D. Black Trust UAD 11/30/92 FBO Victoria Black

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 851,470 shares of Common Stock

	8.	Shared Voting Power

	9.	Sole Dispositive Power 851,470 shares of Common Stock

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 851,470 shares of Common Stock (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.2%

14.	Type of Reporting Person (See Instructions) OO

(1) Includes 851,470 shares of Common Stock directly beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black (the “Victoria Trust”).  Does not include: (i) 1,388,095 shares of Common Stock directly beneficially owned by Leon D. Black, (ii) 851,470 shares of Common Stock in each case directly beneficially owned by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, and (C) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, (iii) 5,852,381 shares of Common Stock directly beneficially owned by the Black Family 1997 Trust, and (iv) 1,088,095 shares of Common Stock directly beneficially owned by John J. Hannan.  The Victoria Trust expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

CUSIP No. 29 408 K

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Leon D. Black

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,388,095 shares of Common Stock

	8.	Shared Voting Power 5,852,381 shares of Common Stock

	9.	Sole Dispositive Power 1,388,095 shares of Common Stock

	10.	Shared Dispositive Power 5,852,381 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,240,476 shares of Common Stock (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 10.0%

14.	Type of Reporting Person (See Instructions) IN

(1) Includes 1,388,095 shares of Common Stock directly beneficially owned by Leon D. Black.  Also includes 5,852,381 shares of Common Stock directly beneficially owned by the Black Family 1997 Trust.  Although Mr. Black may be deemed to be the indirect beneficial owner of the securities referenced in the preceding sentence, Mr. Black disclaims beneficial ownership.  Does not include: (i) 851,470 shares of Common Stock in each case directly beneficially owned by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, (C) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, and (D) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, and (ii) 1,088,095 shares of Common Stock directly beneficially owned by John J. Hannan.  Mr. Black expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

CUSIP No. 29 408 K

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John J. Hannan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,088,095 shares of Common Stock

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,088,095 shares of Common Stock

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,088,095 shares of Common Stock (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.5%

14.	Type of Reporting Person (See Instructions) IN

(1) Includes 1,088,095 shares of Common Stock directly beneficially owned by John J. Hannan.  Does not include: (i) 5,852,381 shares of Common Stock directly beneficially owned by the Black Family 1997 Trust, (ii) 1,388,095 shares of Common Stock directly beneficially owned by Leon D. Black, and (iii) 851,470 shares of Common Stock in each case directly beneficially owned by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, (C) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, and (D) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black.  Mr. Hannan expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

This Amendment No. 3 supplements and amends the Statement on Schedule 13D filed on September 24, 2004, as amended and supplemented by Amendment No. 1 thereto filed on October 6, 2005, as amended and supplemented by Amendment No. 2 thereto filed on May 1, 2006, with respect to the shares of common stock, par value $0.001 (the “Common Stock”), of Environmental Solutions Worldwide, Inc. (the “Issuer”).

Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D, as amended, as applicable.

Responses to each item of this Amendment No. 3 to Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

On September 13, 2007, the Issuer issued (i) 4,000,000 shares of Common Stock to the Black Family 1997 Trust (the “1997 Trust”), and 1,000,000 shares of Common Stock to each of Leon D. Black and John J. Hannan upon the maturity of the Issuer’s three (3) year 4% Convertible Debentures with a principal maturity amount of $6,100,000 (collectively the “Debentures”), and an additional (ii) 111,111 shares of Common Stock to the 1997 Trust, and 27,778 shares of Common Stock to each of Mr. Black and Mr. Hannan in satisfaction of the final interest payment due under the Debentures.  The warrants issued to the 1997 Trust, Mr. Black and Mr. Hannan on September 13, 2004, expired on September 13, 2007 without having been exercised.

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

(a) and (b)

The following is a description of the shares beneficially owned by each of the Reporting Persons.  All references to the Issuer’s issued and outstanding Common Stock shall be deemed to mean 72,567,129 outstanding shares of Common Stock of the Issuer, including 60,028,240 shares of Common Stock outstanding as of July 23, 2007 as reported in the Issuer’s Report on Form 10-QSB filed with the SEC on August 14, 2007, and 12,538,889 shares of Common Stock issued by the Issuer in connection with maturity of the Debentures and payment of the final interest payment due under the Debentures, as reported in the Issuer’s Report on Form 8-K filed with the SEC on September 19, 2007.

(i)             The 1997 Trust is the beneficial owner of 5,852,381 shares of Common Stock. (1)

Each of the Alexander Trust, the Benjamin Trust, the Joshua Trust and the Victoria Trust is the beneficial owner of 851,470 shares of Common Stock. (1)

Leon D. Black is the beneficial owner of 1,388,095 shares of Common Stock. (1)

John J. Hannan is the beneficial owner of 1,088,095 shares of Common Stock. (1)

(1) The 1997 Trust directly beneficially owns 5,852,381 shares of Common Stock.  The 1997 Trust expressly disclaims beneficial ownership of all shares of Common Stock beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black (the “Alexander Trust”), the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black (the “Benjamin Trust”), the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black (the “Joshua Trust”), Leon D. Black Trust UAD 11/30/92 FBO Victoria Black (the “Victoria Trust”), Mr. Black and Mr. Hannan, respectively.  Each of the Alexander Trust, the Benjamin Trust, the Joshua Trust and the Victoria Trust directly beneficially owns 851,470 shares of Common Stock.  Mr. Black directly beneficially owns 1,388,095 shares of Common Stock.  Although Mr. Black expressly disclaims beneficial ownership, he may be deemed to indirectly beneficially own 5,852,381 shares of Common Stock that are beneficially owned by the 1997 Trust.  Mr. Hannan directly beneficially owns 1,088,095 shares of Common Stock.  Each of the Reporting Persons expressly disclaims beneficial ownership of all shares not directly beneficially held by such Reporting Person.

(ii)  See the information contained in Item 11 on the cover pages to this Schedule 13D which are incorporated herein by reference, regarding the percent of class beneficially owned by each of the Reporting Persons.

(iii)  See the information contained in Items 7, 8, 9 and 10 on the cover pages to this Schedule 13D which are incorporated herein by reference, regarding the number of shares as to which each of the Reporting Persons has sole power or shared power to vote or to direct the vote.

The Reporting Persons beneficially own an aggregate of 11,734,451 shares of Common Stock, representing approximately 16.2% of the outstanding shares of Common Stock.

(c)   There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Amendment No. 3 to Schedule 13D.

(d)   Not applicable.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date:	November 8, 2007	BLACK FAMILY 1997 TRUST

		By:	/s/ John J. Hannan
		Name:	John J. Hannan
		Title:	Trustee

Date:	November 8, 2007	LEON D. BLACK TRUST UAD 11/30/92 FBO ALEXANDER BLACK

		By:	/s/ John J. Hannan
		Name:	John J. Hannan
		Title:	Trustee

Date:	November 8, 2007	LEON D. BLACK TRUST UAD 11/30/92 FBO BENJAMIN BLACK

		By:	/s/ John J. Hannan
		Name:	John J. Hannan
		Title:	Trustee

Date:	November 8, 2007	LEON D. BLACK TRUST UAD 11/30/92 FBO JOSHUA BLACK

		By:	/s/ John J. Hannan
		Name:	John J. Hannan
		Title:	Trustee

Date:	November 8, 2007	LEON D. BLACK TRUST UAD 11/30/92 FBO VICTORIA BLACK

		By:	/s/ John J. Hannan
		Name:	John J. Hannan
		Title:	Trustee

Date:	November 8, 2007	LEON D. BLACK

		By:	/s/ Leon D. Black
		Name:	Leon D. Black

Date:	November 8, 2007	JOHN M. HANNAN

		By:	/s/ John J. Hannan
		Name:	John J. Hannan